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EXHIBIT (A)(1)(A)(3)

                 MARCH 21, 2002 AMENDMENT AND SUPPLEMENT TO THE

                            KINROSS GOLD CORPORATION

                OFFER TO PURCHASE ALL PUBLICLY-HELD SHARES OF THE
         $3.75 SERIES B CONVERTIBLE PREFERRED STOCK OF KINAM GOLD INC.
                               AT $16.00 PER SHARE

This amendment and supplement relates to the offer by Kinross Gold U.S.A., Inc., a Nevada corporation and a wholly-owned subsidiary of Kinross Gold Corporation, an Ontario corporation (collectively, "Kinross"), for all of the publicly-held shares of the $3.75 Series B Preferred Stock of Kinam Gold Inc. ("Kinam") at $16.00 per share in cash, pursuant to that certain KINROSS GOLD CORPORATION OFFER TO PURCHASE ALL PUBLICLY-HELD SHARES OF THE $3.75 SERIES B PREFERRED STOCK OF KINAM GOLD INC. AT $16.00 PER SHARE (the "Offer to Purchase").

The discussion set forth under the captions below supersedes and replaces in its entirety the information contained in the Offer to Purchase under the same captions. To the extent inconsistent, any other information contained in the Offer to Purchase or other offering materials is also amended so as to be consistent with the discussion set forth below. Certain additional changes not included herein have been made to the Offer to Purchase, which can be reviewed at the Securities and Exchange Commission's website, WWW.SEC.GOV, or otherwise obtained from the SEC. See the discussion in the Offer to Purchase under the caption ADDITIONAL INFORMATION. The information contained in this document is intended to be read in conjunction with all of the other information contained in the Offer to Purchase and the other offering materials mailed to holders of Kinam preferred stock on or about February 20, 2002.

The tender offer has been extended from its original expiration date of Midnight, Eastern Time on March 20, 2002, and will now expire at Midnight, Eastern Time, on March 28, 2002, unless Kinross again elects to extend the offer. Kinross, at its election, may also elect to provide a subsequent offering period. If a decision is made to further extend the offer or to provide a subsequent offering period, a public announcement will be made no later than 9:00 a.m. Eastern Time on the next business day following the expiration date. Such announcement may be made by press release or by filing a Form 8-K with the Securities and Exchange Commission. See the discussion in the Offer to Purchase under the caption THE OFFER-- NUMBER OF SHARES; EXPIRATION DATE, which is incorporated herein by this reference, for a fuller discussion of the expiration date and the possibilities of extension or other modification of such date. Holders of Kinam preferred stock who had already tendered their shares or who tender their shares in the future have the right to withdraw their shares at any time prior to the expiration date, as it may be extended from time to time. See the discussion in the Offer to Purchase under the caption THE OFFER-- WITHDRAWAL RIGHTS, which is incorporated herein by this reference, for a more complete discussion of the rights of holders of the Kinam preferred stock to withdraw shares that have previously been tendered. When used throughout this amendment, the words "we," "our" and "us" refer to Kinross. If you have any questions regarding these materials or those previously sent to you, please contact the information agent for the tender offer, Georgeson Shareholder Communications, Inc., at the phone number listed on the back cover of this amendment and supplement.

HISTORY

Kinam's predecessor, Amax Gold Inc., issued 1,840,000 shares of Kinam preferred stock in a 1994 registered public offering. In a merger completed June 1, 1998, we acquired 115,238,675 of the common shares of Kinam in exchange for the issuance of 92,213,988 of our common shares. Immediately subsequent to the merger, we cancelled 23,024,687 shares of Kinam's common stock held by us for no consideration and, in January 2001, Kinam issued an additional 100 shares to us in exchange for assets we contributed to Kinam. This merger gave us effective control of Kinam, since the outstanding Kinam common shares, which currently have 92,214,088 votes, and the outstanding Kinam preferred stock, which currently have 2,576,000 votes, vote as a single class on all matters submitted to shareholders, except as otherwise required by law or specifically provided by the terms of Kinam's articles of incorporation governing the preferred stock.


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In July 2001, we completed the acquisition of 945,400 shares of Kinam preferred stock from three shareholders, in exchange for the issuance of 24,186,492 shares of our common shares, giving us ownership of 51.4% of the Kinam preferred stock. The acquisition price for financial reporting purposes was an aggregate of $23.3 million, or approximately $24.65 per share of Kinam preferred stock. See TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES. This acquisition did not result in the cancellation of any shares or other change in the capitalization of Kinam. Consequently, we now control 93,537,648 votes out of a total of 94,790,088 votes entitled to be cast on any matter submitted to the shareholders on which the Kinam common and preferred vote as a single class. At the time of this offer, there are 894,600 shares of the Kinam preferred stock outstanding that we do not own. These are the shares we are seeking to acquire in this tender offer.

Prior to August 2000, Kinam had declared quarterly cash dividends on the preferred stock at a rate equal to an annual payment of $3.75 per share. Commencing with the dividend due August 15, 2000, Kinam suspended payment of the quarterly dividends due to an absence of earnings and in an effort to conserve cash for operations, the development of Kinam's business, and the repayment of Kinam's obligations, including amounts owed to us. Under Nevada corporate law, which governs Kinam, Kinam is prohibited from paying dividends on the preferred stock if its total assets are less than its total liabilities. This determination can, at the election of Kinam, be based on either its financial statements or a fair valuation of its assets and liabilities. Kinam has not undertaken and does not propose to undertake a valuation of its assets and liabilities for that purpose. Kinam's financial statements as of September 30, 2001, reflect that its total liabilities exceed its total assets by $81.3 million. A significant portion of the liabilities of Kinam are the obligations to us. See RELATIONSHIPS BETWEEN KINROSS AND KINAM. Kinam would need to generate substantial earnings, or otherwise significantly increase its net assets, before it could resume paying a dividend on the Kinam preferred stock based on its financial statements. Even if Kinam were permitted to pay dividends, it is under no obligation to do so and, at current gold prices, Kinam does not expect to resume the payment of dividends for the foreseeable future.

Kinross Gold Corporation is an Ontario corporation, with the following business address and telephone number: 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2, telephone number (416) 365-5123. Kinam Gold Inc. is a Nevada corporation with the following business address and telephone number: 802 E. Winchester Avenue, Suite 100, Murray, Utah 84107, telephone number (801) 290-1101. Kinross Gold U.S.A., Inc. is a Nevada corporation with the following business address and telephone number: 802 E. Winchester, Suite 100, Murray, Utah 84107, telephone number (801) 290-1101.

RELATIONSHIPS BETWEEN KINROSS AND KINAM

We currently control the business, management, and direction of Kinam. All of the members of the board of directors of Kinam, including the members of the special committee, are directors or officers of Kinross. In addition, all of the executive officers of Kinam are executive officers of Kinross. Kinross pays the salaries of all of the executive officers and does not charge Kinam for the management services provided by our directors and officers.

We acquired control of Kinam on June 1, 1998, by completing a merger in which Kinam became a majority owned subsidiary of Kinross. Prior to the merger, Kinam was approximately 59% owned by Cyprus Amax Minerals Company. In the merger, each outstanding share of Kinam's common shares was exchanged for 0.8004 of a share of Kinross common shares. Immediately following the merger, we held all of the outstanding common shares of Kinam. We subsequently transferred ownership of such shares to the Purchaser, our wholly-owned subsidiary, which is currently Kinam's sole common shareholder.

In connection with the 1998 merger, we advanced $255.8 million to Kinam for repayment of Kinam's outstanding third-party bank debt. This debt was incurred prior to our acquisition of Kinam and was guaranteed by the former parent of Kinam, Cyprus Amax. The payment of the amount due to third-party banks and the release of the Cyprus Amax guaranty was a condition to the completion of our acquisition of Kinam.

During the balance of 1998, Kinam repaid $41.6 million of this obligation. In 1999, we advanced an additional $16.6 million to Kinam to permit it to purchase assets related to the True North property in Alaska. An additional $6.7 million was advanced by Kinross in 2000, and approximately $14.9 million in the first nine months of 2001, primarily for True North property development and to repay third-party long-term debt obligations of Kinam.


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Kinam has repaid a portion of the advances, resulting in a balance of $234.8 million owed to us on this obligation as of September 30, 2001. During the fourth quarter of 2001, this obligation was reduced by an additional $18 million, resulting in a balance of approximately $216.8 million as of December 31, 2000. These advances are non-interest bearing, are due on demand, and have no fixed terms of repayment.

Pursuant to the 1998 merger, we acquired a demand loan in the principal amount of $92.3 million from Cyprus Amax that was an obligation of Kinam. Again, we have not charged Kinam interest on this loan. Subsequent partial repayments reduced this demand loan payable to $73.6 million at December 31, 2000, and it has remained unchanged through December 31, 2001. The demand loan is non-interest bearing, due on demand, and does not have any fixed terms of repayment.

Effective January 1, 2001, we transferred all of the outstanding shares of La Teko Resources, Inc. to Kinam in exchange for the issuance of 100 shares of Kinam common shares. This transaction was recorded on the financial statements of Kinam at the carrying value of La Teko's assets at December 31, 2000, in the approximate amount of $36 million.

We have arranged for the issuance of letters of credit under a syndicated credit facility, to guarantee the obligations of Kinam under the Fort Knox Industrial Revenue Bonds, totaling $49.9 million as of December 31, 2001. The Kinam assets associated with Fort Knox are pledged to secure this syndicated credit facility. In addition, we have guaranteed surety bonds for Kinam on various projects in the aggregate principal amount of approximately $40 million.

Since we have not charged Kinam interest on the amounts due to us, or for the other financial assistance we have provided to Kinam, Kinam's losses were lower than they would have been if such debt had continued to be carried by third-party lenders and interest was charged. Nonetheless, Kinam has continued to incur operating losses in recent years and consequently is currently prohibited by Nevada corporate law from paying dividends on the Kinam preferred stock based on the book value of its assets and liabilities for financial reporting purposes. See HISTORY and TERMS OF THE KINAM PREFERRED STOCK. We would be entitled to be repaid the amounts due to us from Kinam on liquidation prior to the payment of the liquidation preference of the Kinam preferred stock. See TERMS OF THE KINAM PREFERRED STOCK.

We control the shareholder vote for all matters presented jointly to the common and preferred shareholders of Kinam and thus control the election of directors. After Kinam's failure to pay six consecutive quarterly dividend payments, which occurred November 15, 2001, the holders of the preferred stock, voting separately as an independent class, have the right to elect two directors to Kinam's board. However, since we hold 51.4% of the outstanding preferred stock, we also control this vote.

ALTERNATIVES TO THE OFFER

Kinross acquired all of the common stock of Kinam in 1998 and a majority of the outstanding shares of the Kinam preferred stock in July 2001. In September 2001, we began to consider a number of alternative transactions to complete the acquisition of the remaining preferred stock, including a merger between Kinam and a newly-created entity in which the non-affiliated holders of the Kinam preferred stock would receive stock or cash; amending the rights of the Kinam preferred stock to change the rate at which shares of the Kinam preferred stock could be converted into Kinross common shares; and structuring an exchange offer in which holders of shares of the Kinam preferred stock would receive common shares of Kinross. We were not interested in divesting ourselves of our ownership in Kinam and consequently did not consider the sale of Kinam or any other transaction as an alternative to acquiring the shares of Kinam preferred stock we did not own. We do not currently intend to sell our interest in Kinam in the foreseeable future.

Each of these alternatives, except potentially, the exchange offer, involved an obligation to file a proxy statement or to file and obtain the effectiveness of a registration statement under United States securities laws, potentially involving significant costs and time delays. The exchange offer would have been required to have been made subject to a registration statement or pursuant to an exemption from registration. The steps necessary to satisfy the exemption from registration were not considered attractive or consistent with Kinross' business objectives. Ultimately, we decided that a cash tender offer was the most efficient way to proceed with the acquisition of the


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shares of the Kinam preferred stock, once sufficient cash resources were available to us. We determined that the cash tender offer would be preferable because it would avoid the costs and delays associated with the filing and review by the Securities and Exchange Commission of a registration statement or proxy statement; the cash tender offer would eliminate the risk of changing stock prices which would be present in any transaction in which the preferred holders would receive our common shares; and a tender offer would provide the preferred shareholders with an opportunity to liquidate their shares on a basis that could be easily evaluated.

A tender offer, however, does carry risk for shareholders that do not tender their shares in that such shareholders could be left with illiquid securities. Kinross intends to pursue a merger after completion of the tender offer that will result in all remaining non-affiliated holders of the Kinam preferred stock receiving cash for their shares of Kinam preferred stock, but there is no guarantee that such a transaction will be completed at a particular price per share or at all. See CONSEQUENCES OF THE TENDER OFFER below.

In January 2002, as a result of increasing gold prices, we were able to take advantage of the short form registration procedures available under Canadian securities laws to large public companies and commenced a public equity financing in Canada. Completion of this financing gave us the capital resources necessary, on a consolidated basis, to proceed with an offer to purchase the Kinam preferred stock.

         REASONS FOR AND PURPOSES OF THE TENDER OFFER

Kinross believes that the public trading market for the shares of Kinam stock has been and will continue to be characterized by low prices and low trading volume. As a result of the limited trading volume, significant changes in the trading price can occur with very little market activity. This may make it difficult for holders of any significant amount of Kinam preferred stock to sell their stock at the prices reported by the American Stock Exchange. For these reasons, and because of the factors described below, Kinross is making this tender offer to provide the holders of shares of Kinam preferred stock, other than Kinross, with liquidity for their shares at a price that the special committee has determined to be fair to the non-affiliated holders. As discussed above under the caption BACKGROUND OF THE TENDER OFFER, we decided to proceed with the tender offer at this time as a result of the completion of a public offering of our common shares in Canada on February 12, 2002, that resulted in net proceeds to us of approximately $18.5 million.

The following are some of Kinross' reasons and purposes for making the tender offer: (i) strengthen our consolidated balance sheet and future results of operations; (ii) acquire all of the shares of Kinam preferred stock, making Kinam a wholly-owned subsidiary; and (iii) to save costs by terminating the reporting obligations of Kinam under the Exchange Act. Each of these reasons and the effect of the tender offer on Kinross are further discussed below. The effects of the tender offer on Kinam and non-affiliated holders of Kinam preferred shares are discussed under CONSEQUENCES OF THE TENDER OFFER below.

         STRENGTHEN BALANCE SHEET AND FUTURE RESULTS OF OPERATIONS

One hundred percent of the results of operations and net book value of Kinam are reflected in our consolidated financial statements, adjusted to conform with Canadian Generally Accepted Accounting Principles, and adjusted to eliminate the inter-corporate demand loan and advances due to us. The Kinam preferred stock held by non-affiliates is reflected as minority interest on our balance sheet at a value of $48 million as of December 31, 2001 and is increased quarterly by the accrual of dividends on the Kinam preferred stock held by non-affiliated holders. If we acquire all or a portion of the preferred stock from the non-affiliated holders pursuant to this tender offer, the only change that will occur to our balance sheet is the elimination of all or a portion of the $48 million minority interest and the reduction of the carrying value of certain property, plant, and equipment on the consolidated balance sheet by the difference between the book value and the purchase price of the Kinam preferred stock acquired by us. In addition, our future earnings would improve as a result of lower future depreciation, depletion and amortization accruing on the lower depreciable basis and the elimination of dividends accruing on the Kinam preferred stock held by the non-affiliated holders in the annual amount of approximately $3.4 million if all of the Kinam preferred stock is acquired by us.

         WHOLLY-OWNED SUBSIDIARY


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Making Kinam a wholly-owned subsidiary will decrease the costs of maintaining and auditing separate financial statements for Kinam and eliminate the costs of holding separate shareholder meetings. It will permit us to take any required action by written consent as the sole shareholder of Kinam, without any notice or information requirements to minority shareholders. In addition, it will permit us to structure the financial and business relationships between Kinam and Kinross without regard to the potential impact on minority shareholders.

         SAVE REPORTING COSTS

As a publicly-held company, Kinam is subject to the information requirements of the Exchange Act. This requires the annual audit of Kinam's financial statements and the preparation and filing of quarterly reports and annual reports to shareholders and the investment community in the United States. In addition, Kinam is required to prepare and file proxy solicitation materials or shareholder information statements and interim reports with respect to certain material developments. Termination of Kinam's reporting obligations under the Exchange Act would result in the elimination of the costs, and management time and effort, associated with these requirements.

         CONSEQUENCES OF THE TENDER OFFER

As set forth above, the intent of the tender offer is to make Kinam a wholly-owned subsidiary, thereby terminating Kinam's reporting obligations as a publicly-held company. It is anticipated that on completion of the offer, Kinam will delist its preferred stock from the American Stock Exchange and terminate the registration of the Kinam preferred stock under the Exchange Act. As a consequence, Kinam would no longer be subject to the reporting and other requirements of the Exchange Act, including requirements to file annual and other periodic reports, to provide proxy and information statements to shareholders in connection with annual or special meetings of shareholders, or to provide the type of going-private disclosure contained in this offer to purchase.

Holders of Kinam preferred stock who do not tender their shares prior to the expiration date would continue as shareholders of Kinam. In the event that we do not acquire all of the shares of the Kinam preferred stock, Kinross proposes to complete a merger or recapitalization, in which any remaining non-affiliated holders would receive cash for their shares of preferred stock. However, we are under no obligation to do so and may permit such shareholders to retain their shares of Kinam preferred stock and remain minority shareholders in Kinam.

Holders, who do tender their shares of Kinam preferred stock will no longer participate as equity holders in the business and prospects of Kinam. These holders will be exchanging their rights represented by the Kinam preferred stock for the right to receive cash in the amount of $16.00 per share.

We intend to hold the shares acquired in the offer. If we acquire all of the remaining 894,600 shares of Kinam preferred stock that we do not already own, through this tender offer or otherwise, we will determine at that time whether to retire, cancel or continue to hold the shares. At this time, Kinross has no intention or plan to cause any of the shares acquired in the offer to be redeemed by Kinam. The completion of the tender offer will not affect the capitalization or financial statements of Kinam. See PLANS OF KINAM AND KINROSS AFTER THE TENDER OFFER. At the time of this offer, we own 51.4% of the outstanding shares of Kinam preferred stock. If we acquire a sufficient number of shares to give us control of 66.67% of the Kinam preferred stock, we will have the necessary vote to control all matters submitted to a vote of the Kinam preferred stock, whether or not the preferred stock votes with the Kinam common shares or separately as an independent class.

TERMS OF THE KINAM PREFERRED STOCK

The Kinam preferred stock is governed by the designation establishing the preferred stock under Kinam's articles of incorporation. The designation establishes a class of 1,840,000 shares, par value $1.00 per share, of $3.75 Series B Convertible Stock. Holders of the preferred stock are entitled to receive dividends "when, as, and if declared" by the board of directors of Kinam at an annual rate of $3.75 per share. Those dividends must be paid prior to the payment of any dividends with respect to a junior stock, including the common shares. The dividends are cumulative. However, there is no obligation requiring the board of directors to declare dividends. In addition, under Nevada corporate law, Kinam is prohibited from paying dividends if its total assets are less than its total liabilities. Based on its financial statements, Kinam's total liabilities exceeded its total assets by $81.3 million as of September 30, 2001. Consequently, Kinam currently is prohibited from paying dividends on the preferred stock, unless it otherwise


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concludes that the current fair value of its assets, less the amount of the proposed dividend, would exceed its liabilities. To the extent that excess funds that might be used to pay dividends become available in the future, the board of directors of Kinam would decide whether to use these funds to pay a dividend to the holders of the Kinam preferred stock, to invest them in the further growth of the business, including the development, exploration, and/or acquisition of mining properties, or to use the funds to reduce the debt of Kinam, including its obligations to us. There can be no assurance that any such funds would be used for the payment of dividends.

Subsequent to November 15, 2001, when six consecutive quarterly dividend payments had not been paid by Kinam, the holders of the preferred stock, as a group, have had the right to elect two board members to the board of directors of Kinam. However, as a result of our ownership of a majority of the outstanding Kinam preferred stock, we are able to control the election of these directors.

Since the date of our acquisition of Kinam in 1998, the Kinam preferred stock has been convertible into our common shares at a current rate of 4.8512 of our common shares for each share of Kinam preferred stock. This conversion can be made at the election of the holders of the Kinam preferred shares. The conversion ratio is subject to adjustment in the event of certain recapitalization events in Kinross, which we do not currently anticipate will occur.

Kinam has the right, but not the obligation, to redeem outstanding shares of Kinam preferred stock. This redemption right could currently be exercised for $51.125 per share, which will decrease to $50.75 on August 15, 2002, $50.375 on August 15, 2003, and then to $50.00 per share on August 15, 2004, and thereafter plus, in each case, accrued and unpaid dividends. It is not anticipated that Kinam will exercise this redemption right.

The preferred stock has a liquidation preference of $50.00 per share. This preference would be paid prior to any amounts being distributed to holders of junior stock, including the common shares. However, the preference would only be paid after satisfaction of all of the debts of Kinam, including the payment of the obligations to Kinross. As of September 30, 2001, our liabilities exceeded our assets, for financial reporting purposes, by $81.3 million. It is not anticipated that Kinam will be liquidated and there is no obligation to do so.

The holders of the shares of the Kinam preferred stock are entitled to 1.4 votes per share. The preferred stock votes together with the common shares as a single class, unless otherwise specifically provided in the designation or as may be required by Nevada corporate law. The designation grants separate class voting rights to the preferred stock if Kinam proposes to amend its articles of incorporation so as to adversely affect the rights of the holders of the preferred stock; to authorize or issue a class of stock senior to the preferred stock; or to reclassify the preferred stock. Any of the foregoing would require approval of the holders of at least 66-2/3% of the outstanding preferred stock.

FAIRNESS OF THE OFFER

The following disclosure supercedes and replaces in its entirety the discussion of the consideration by the Kinam special committee of the fairness of the offer appearing under the caption FAIRNESS OF THE OFFER in the Offer to Purchase. The disclosure regarding the consideration of the fairness of the offer by the Kinross board of directors is not reproduced below.

Both the board of directors of Kinross and the special committee of Kinam unanimously determined that the offer to purchase the Kinam preferred stock from the non-affiliated holders for $16.00 per share is fair to the non-affiliated holders. However, an unaffiliated representative to act solely on behalf of the non-affiliated holders was not retained to participate in the negotiations of the terms of the offer and the tender offer is not subject to approval by the majority of the non-affiliated holders. Holders who accept the tender offer will be exchanging their rights represented by the Kinam preferred stock for cash in the amount of $16.00 per share. Thereafter, they will not participate as equity holders in the business and prospects of Kinam.

The board of directors of Kinam appointed the special committee to review the fairness of the offer to the non-affiliated holders. The members of this special committee are not employees of either Kinam or Kinross but are directors of Kinross and hold equity positions in Kinross, in the aggregate totaling less than 1% of the issued and outstanding Kinross common shares. In addition, one of the members of the special committee, Mr. Mingay, is a


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partner in a law firm that provides legal services to both Kinam and Kinross.
The special committee retained independent counsel to advise it and Raymond James to provide an opinion regarding the fairness, from a financial point of view, of the offer. Based on the appointment of the special committee consisting exclusively of non-employee members, the retention by that committee of independent legal counsel to advise it regarding its duties, the opinion provided to the special committee by Raymond James as to the fairness, from a financial point of view, of the price offered by Kinross in the tender offer, and a number of other factors, the special committee unanimously concluded that the terms of the offer were fair to the non-affiliated holders.

Each of the members of the special committee is a director of Kinross and holds an equity position in Kinross and, consequently, is not independent from the Kinross tender offer. As a result of this lack of independence, the special committee did not deem it appropriate for it to make a recommendation with respect to whether the non-affiliated holders should accept or reject the tender offer. The special committee therefore determined that it should remain neutral and did not recommend for, recommend against, or express an opinion with respect to whether the non-affiliated holders should accept the tender offer. Each holder of Kinam preferred stock should independently decide, based on the information in this offer to purchase, the information about Kinam and Kinross that is publicly available, and any other factors deemed relevant by the holder, whether or not it is in such holder's best interests to accept or reject the tender offer.

The factors considered by the special committee in arriving at its decisions with respect to fairness and whether or not to recommend acceptance of the tender offer are described herein and in Kinam's Solicitation/Recommendation Statement on Schedule 14D-9 which was furnished to the non-affiliated holders with the Offer to Purchase on or about February 20, 2002. The Schedule 14D-9 has also been amended consistently with this Amendment and Supplement and is available at the SEC's website, WWW.SEC.GOV, or can otherwise be obtained from the SEC. See the discussion in the Offer to Purchase under the caption ADDITIONAL INFORMATION. Also included with the Schedule 14D-9 was the opinion of Raymond James. You should read the Solicitation/Recommendation Statement and the opinion of Raymond James carefully.

In reaching the determination that the tender offer was fair to the non-affiliated holders, the special committee considered, among other matters, the following items:

     o That Raymond James, an independent financial advisor, provided a fairness opinion to the special committee of Kinam directors, which opinion concluded, as of February 14, 2002, based upon and subject to the various considerations set forth in its opinion, that the $16.00 per share offer price is fair, from a financial point of view, to the holders of the Kinam preferred stock;

     o The financial analysis of Raymond James contained in the report delivered to the special committee by Raymond James in connection with its fairness opinion, including its determination that the net asset value of Kinam ranged from a negative $116 million to a negative $73.3 million so that the holders of Kinam preferred stock would not receive anything upon liquidation of Kinam;

     o The fact that Kinross' offering price represents a premium of 71.4% above the average closing price for the Kinam preferred stock of $9.337 for the 30 trading days prior to the first announcement regarding Kinross' consideration of the tender offer at a potential price of $16.00 per share;

     o The fact that the historical trading volume for the Kinam preferred stock has been limited and that the trading market is illiquid, which may cause isolated transactions in the stock to have a significant impact on the trading price and which may make it difficult for holders of a substantial amount of preferred stock to sell their securities at prices reported by the American Stock Exchange;

     o The current conversion rate of the Kinam preferred stock under the Kinam articles of incorporation of 4.8512 common shares of Kinross for each share of Kinam preferred stock and the recent trading prices of the Kinross common shares;


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     o    The fact that Kinam's financial statements, as of September 30, 2001, reflect that its liabilities exceed its assets by $81.3 million, and that Nevada corporate laws prohibit the payment of dividends by a corporation if, after payment of the dividend, its liabilities would exceed the value of its assets;

     o The fact that Kinam suffered net losses of $53.2 million and $112.7 million for the years ended December 31, 2000 and 1999, respectively, and $12.8 million for the nine months ended September 30, 2001, even though it was not paying interest on its obligations to Kinross or paying for the management services provided by Kinross;

     o The significant obligation of Kinam to Kinross in the amount of approximately $290 million at December 31, 2001;

     o The rights and preferences of the Kinam preferred stock, as set forth in the articles of incorporation of Kinam, including the dividend and liquidation preferences, voting rights, conversion rights, and the redemption provisions;

     o The fact that the liquidation preference set forth in the Kinam preferred stock designation would be subject to the payment of all of the other liabilities and obligations of Kinam, the financial statements of Kinam reflected a negative net asset value of $81.3 million, and the net asset value of Kinam determined by Raymond James ranged from a negative $116 million to a negative $73.3 million so that the holders of Kinam preferred stock would not receive any payment on the liquidation preference held by them in the event of the liquidation of Kinam;

     o The fact that no provision in the Kinam preferred stock designation obligates Kinross to repurchase or redeem the shares of Kinam preferred stock or to liquidate Kinam at any set time in the future; and

     o The future business prospects of Kinam and the gold market in general, including Kinam's operations and assets and their relationship to the price of gold.

In coming to its conclusion that the offer is fair to the non-affiliated holders, the special committee of Kinam directors also considered the following negative factors:

     o The fact that Kinross acquired the shares of Kinam preferred stock that it now holds in July 2001 in exchange for Kinross common shares which were valued at more than the $16.00 price per share offered in the tender offer. The special committee recognized that the stock acquired in July of 2001 was acquired for Kinross common shares, rather than cash, and that the acquisition price was recorded for financial reporting purposes at a price higher than that used by Kinross for negotiating purposes, solely as a result of the increase in the trading price of Kinross common shares during the negotiations and consummation of the transaction. Kinross had used the trading range of the Kinross common stock in the last quarter of 2000 and the first quarter of 2001, when closing prices for the Kinross common stock ranged from $0.406 to $0.75, with most closing prices between $0.50 and $0.60, in negotiating the number of shares of Kinross common stock to be issued. The transaction was recorded for financial reporting purposes at $0.96 per share, the closing price on the date it was announced, June 12, 2001. This amount was higher than the assumed value during negotiations and resulted in a value on the transaction for financial reporting purposes of $25.80 per Kinam preferred share. One week later Kinam closed two other purchases that were valued for financial reporting purposes at $18.29 per share of Kinam preferred stock. See THE OFFER--TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES;

     o The fact that shareholders who tender their shares, or who receive cash in exchange for their shares in any merger following the tender offer, will no longer be holders of the Kinam preferred stock and, therefore, will not participate in any future earnings or growth of Kinam that may otherwise positively affect the value of the Kinam preferred stock, to the extent any occurs;

     o The fact that the special committee of Kinam directors that was formed for the purpose of independently analyzing the fairness of the Kinross tender offer are all also directors and equity holders of Kinross and thus subject to conflicts of interest with respect to their recommendation and findings related to the Kinross offer; and

     o The fact that, since Kinross owns 100% of the outstanding common shares and over 50% of the outstanding preferred shares of Kinam, no third-party would be likely to make any bid for the publicly-held shares of Kinam preferred stock and, consequently, there can be no "market check" on the transaction by someone making a competing bid.

Raymond James performed an analysis of Kinam's net asset value based on discounted cash flows. This analysis reflects the going concern value of Kinam. Raymond James concluded that Kinam's net asset value ranged from a negative $116 million to a negative $73.3 million, giving the preferred stock no value under this analysis. See FAIRNESS OPINION OF RAYMOND JAMES; DISCOUNTED CASH FLOW ANALYSIS. Neither Raymond James nor the special committee formally analyzed the liquidation value of Kinam, since the net asset value analysis indicated that the preferred stock had insufficient asset coverage for a liquidation analysis to be meaningful. The liquidation of mines and mining equipment is difficult, particularly in a liquidation in which the sale of the assets is made under distressed circumstances. In addition, based on the financial statements of Kinam as of September 30, 2001, which reflect the assets and liabilities of Kinam on a historical cost basis adjusted for amortization, depreciation and depletion, the holders of the preferred shares would not be entitled to any payment on liquidation of Kinam since its assets were $81.3 million less than its liabilities. Finally, the liquidation of Kinam was not considered as an alternative to the tender offer and there is no obligation or plans to liquidate Kinam. As set forth above, based on either the financial statements or the net asset value analysis performed by Raymond James, there would not be sufficient assets to pay any amount to the holders of the Kinam preferred stock on a going concern basis or in a liquidation.

After considering the factors described above, the Kinam special committee unanimously concluded that the offer is fair to the non-affiliated holders of Kinam preferred stock. The foregoing discussion of the information and factors considered by the special committee is not intended to be exhaustive, but is believed to include all material factors considered by the special committee. In reaching its conclusion, the special committee did not assign any relative or specific weight to individual factors, and individual members of the special committee may have given differing weights to different factors. The determination by the special committee does not purport to be the only conclusion possible. In the final analysis, the adequacy, fairness, and acceptability of the tender offer is for each non-affiliated holder to decide in the manner that each holder deems best.

No arrangements have been made to grant the non-affiliated holders of the Kinam preferred stock access to the corporate files of Kinross or Kinam or to obtain counsel or appraisal services at the expense of Kinross or Kinam.

         PLANS OF KINAM AND KINROSS AFTER THE TENDER OFFER

It is anticipated that Kinam will continue to conduct its historical business of mining and processing gold ore subsequent to the tender offer. There is no current intent to materially change the business of Kinam or to sell Kinam or a significant portion of its assets. We anticipate that the members of the board of directors of Kinam who are not also officers of Kinam, may resign subsequent to the tender offer.

We are seeking to acquire all of the shares of the Kinam preferred stock that we do not currently own through the tender offer. To the extent that not all of such shares are tendered into the offer, we intend to pursue a merger or a recapitalization in which the remaining holders of the Kinam preferred stock would receive $16.00 per share for their shares of Kinam preferred stock. However, we are under no obligation to complete such a merger or recapitalization or to pay $16.00 per share and may decide, subsequent to the completion of the tender offer, and particularly if we do not acquire sufficient shares in the tender offer to increase our holdings to 66-2/3% or greater of the Kinam preferred stock, not to proceed with the merger or recapitalization or to change the price if we do proceed.

If we elect not to proceed with a merger or recapitalization, holders of Kinam preferred stock who do not tender into this offer will remain as shareholders of Kinam. However, it is not anticipated that Kinam will declare any dividends on the preferred stock in the foreseeable future or that a public trading market will continue to exist for the Kinam preferred stock.

If we proceed with a merger subsequent to the tender offer, we will create a newly-formed, wholly-owned subsidiary for the purpose of merging with Kinam. If we obtain sufficient shares of the Kinam preferred stock in the tender offer so that we hold 90% or more of the outstanding preferred stock, we will complete a "short-form" merger under the corporate code of the state of Nevada. This permits us to authorize and complete the merger by action of our board of directors, and the merger would not be subject to, or submitted to, the vote of the shareholders of Kinam.

In the event that we do not hold 90% or more of the Kinam preferred stock, the merger would be required to be approved by the shareholders of Kinam. Approval of the merger requires the affirmative vote of the Kinam common stock and the Kinam preferred stock voting separately as individual classes. This approval would require the affirmative vote of a majority of the outstanding common stock and 66-2/3% of the outstanding preferred stock. We currently hold 100% of the Kinam common stock and 51.4% of the Kinam preferred stock. If we acquire sufficient shares of Kinam preferred stock as a result of this tender offer so as to increase the number of shares of Kinam preferred stock we hold to 66-2/3% or more of the outstanding preferred stock we will vote all shares held by us in favor of the proposal and the merger would be approved whether or not remaining non-affiliated holders voted for or against the merger. If we do not acquire a sufficient number of shares of Kinam preferred stock, the affirmative vote of additional holders of Kinam preferred stock will be required to obtain the 66-2/3% majority necessary to approve the merger.

If we elected to proceed with a recapitalization, we would propose a reverse split of the outstanding preferred stock so that all of the remaining holders of preferred stock, except for us, would be reduced to owning a fraction of a share. We would not issue fractional shares and instead would pay the holders an amount of cash equal to $16.00 per share (on a pre-split basis). Approval of the recapitalization would require the affirmative vote of the Kinam common stock and the Kinam preferred stock voting separately as individual classes. This approval would require the affirmative vote of a majority of the outstanding common stock and 66-2/3% of the outstanding preferred stock. We currently hold 100% of the Kinam common stock and 51.4% of the Kinam preferred stock. If we acquire sufficient shares of Kinam preferred stock as a result of this tender offer so as to increase the number of shares of Kinam preferred stock we hold to 66-2/3% or more of the outstanding preferred stock we will vote all shares held by us in favor of the proposal and the recapitalization would be approved whether or not remaining non-affiliated holders voted for or against the recapitalization. If we do not acquire a sufficient number of shares of Kinam preferred stock, the affirmative vote of additional holders of Kinam preferred stock will be required to obtain the 66-2/3% majority necessary to approve the recapitalization.

If either type of merger or a recapitalization is completed, the remaining non-affiliated holders would receive cash in exchange for the shares of Kinam preferred stock then held by them. Under Nevada corporate law, shareholders would have the right to dissent from a merger as described under DISSENTERS' RIGHTS OF APPRAISAL.

         TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

In December of 2000, through a representative, we approached the Franklin Funds, the largest holder of Kinam preferred stock, with a proposal to exchange their Kinam preferred shares for convertible debt obligations of Kinross on the basis of an exchange ratio that the Franklin Funds valued at $10.00 for each share of Kinam preferred stock. The Franklin Funds rejected this proposal and indicated that, in their view, the shares of the Kinam preferred stock were worth at least $14.00 cash per share. The Franklin Funds indicated that they would be prepared to participate in an exchange of their preferred shares for convertible debt securities of Kinross, if the preferred shares were valued at $20.00 per share. The Franklin Funds also stated that they were considering legal action against us with respect to the Kinam preferred stock they held. The value demanded by the Franklin Funds and their counterproposal was not acceptable to Kinross and negotiations on this proposal ceased. Franklin Funds continued to threaten litigation.

In March of 2001, representatives of our senior management and representatives of the Franklin Funds both attended a trade conference and, while there, commenced preliminary discussions regarding a possible exchange of the shares of the Kinam preferred stock held by the Franklin Funds for Kinross common shares. The Franklin Funds indicated that it would be possible for them to take Kinross common shares in exchange for the Kinam preferred stock if an appropriate exchange ratio could be agreed upon. During negotiations, we agreed to extend the statute of limitations period for any legal claims the Franklin Funds had against us with respect to the Kinam preferred stock. The Franklin Fund demanded 21,500,000 shares of Kinross common stock in exchange for its 800,000 shares of Kinam preferred stock, an exchange ratio of 26.875 to 1. We were initially unwilling to accept their demand and negotiations continued through April and May 2001. During the course of the negotiations, the Franklin Funds asserted that if an agreement were not reached by the end of May, 2001 they would pursue litigation. Ultimately, we agreed to the exchange ratio proposed by the Franklin Funds in a phone call on May 29, 2001.

The closing price for the Kinross common shares during the month of March 2001, when these discussions started, ranged from a low of $0.49 a share to a high of $0.64 per share. This was consistent with the trading range that had existed during the last quarter of 2000 and the first quarter of 2001. For example, during February 2001 the low closing price was $0.44 per share and the high closing price was $0.60 per share. In January 2001, the low was $0.45 per share and the high was $0.625 cents per share. During the quarter ended December 31, 2000, the low was $0.406 per share and the high was $0.75 per share.

The stock continued in this price range during the month of April and the first half of May, while negotiations were continuing. Most of the closing share prices during the seven months ended April 30, 2001, were in the $0.50-$0.60 per share range. Assuming a share price of $0.50 for the Kinross common stock, each share of Kinam preferred stock would have been valued at $13.44 based on the exchange ratio agreed to by the parties. At $0.60 per share, the Kinam preferred stock would have been valued at $16.125 per share. On May 16, 2001, the closing price increased to $0.75 per share, and over the following three days, to $1.10 per share. This increase in trading price occurred at the same time that spot gold prices, over which neither Kinross nor the Franklin Funds had control, increased to $298 per ounce. A month later, on June 12, 2001, for financial accounting purposes, Kinross used the closing price of $0.96 per share to record the transaction, as required by Canadian Generally Accepted Accounting Principles, which attributed a value of $25.80 per share to the Kinam preferred stock acquired. This amount was based solely on the closing price of the Kinross common stock on the date the transaction was announced, which was substantially higher than the recent trading prices for the Kinross common stock which the parties had relied on in the negotiations. Throughout the negotiations, the Franklin Funds refused to ascribe increased value to the Kinross common shares despite the increase in the market price, as it viewed the rise in the gold price as a short-term phenomenon.

Subsequent to the announcement of the transaction with the Franklin Funds, Kinross was approached by two other institutional investors. These negotiations did reflect the recent increased closing prices for the Kinross common stock and provided for and exchange ratio of 18.48 shares of Kinross common stock for each share of Kinam preferred stock, in contrast to the 26.875 shares to 1 exchange ratio in the Franklin Funds transaction. The Kinross common stock closed at $0.99 per share on the day that it was valued for financial reporting purposes, resulting in a value of $18.29 per share being booked for these transactions.

Both of these amounts were higher than what Kinross would have paid for the stock in cash. Kinross was willing to pay a higher price per share in order to be able to acquire the Kinam preferred stock in exchange for its own securities. Having resolved the Franklin Funds concern, Kinross was unwilling to acquire Kinam preferred stock from the other holders at that time.

LEGAL MATTERS; REGULATORY APPROVALS

Neither Kinam nor Kinross is aware of any license or regulatory permit that it believes is material to its business that might be adversely affected by its purchase of the Kinam preferred stock as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase by us of the Kinam preferred stock as contemplated herein. Should any such approval or other action be required, Kinam and Kinross presently contemplate that such approval or other action will be sought. Kinam and Kinross are unable to predict whether the acceptance for payment of, or payment for, shares tendered pursuant to the offer will be required to be delayed pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the business of Kinam or Kinross.

On March 7, 2002, we received a letter from Reginald H. Howe, which stated that he represents two holders of the Kinam preferred stock who hold a total of 6,500 shares. In his letter, Mr. Howe states that his clients intend to pursue legal action with respect to our tender offer if we do not amend the Offer to Purchase and make certain material changes to its terms, including the offering price. Mr. Howe's letter sets forth various potential legal arguments with respect to our tender offer for the Kinam preferred stock and our purchases of Kinam preferred stock from three shareholders in July of 2001. See the discussion in the Offer to Purchase entitled SPECIAL FACTORS--HISTORY; THE OFFER--TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES.

We do not believe that Mr. Howe states any grounds on which his clients would be entitled to relief and we intend to vigorously defend any legal action that may be brought by Mr. Howe, if and when such legal action is filed. As of the date hereof, Mr. Howe has not commenced any legal action, nor has he indicated an intent to commence legal action prior to the expiration of the tender offer. We anticipate that any legal action that may be filed may not be resolved for a significant period of time. While Mr. Howe's threatened litigation gives us the right to terminate our offer pursuant to the conditions contained in the Offer to Purchase, we currently do not intend to exercise such right, and intend to continue with the tender offer according to its terms. Although we do not currently anticipate any change, we will make a public announcement concerning any change in our position with respect to termination of the tender offer on account of Mr. Howe's letter or other developments if and when such change occurs. See the discussion in the Offer to Purchase entitled THE OFFER--CONDITIONS OF THE OFFER.

                        THE DEPOSITARY FOR THE OFFER IS:

                         ALPINE FIDUCIARY SERVICES, INC.


                  BY MAIL:                            BY FACSIMILE TRANSMISSION                            BY HAND:
                                                  (FOR ELIGIBLE INSTITUTIONS ONLY):
      Alpine Fiduciary Services, Inc.                                                            17 State Street - 28th Floor
 c/o Georgeson Shareholder Communications,                  (201) 559-1162                            New York, NY 10004
                    Inc.                                                                              Attn: Mark Zimkind
               P.O. Box 2065                        CONFIRM FACSIMILE TRANSMISSION
            South Hackensack, NJ                            BY TELEPHONE:
                 07606-9974
                                                            (201) 460-2213

Questions or requests for assistance or for additional copies of this offer, the Letter of Transmittal, or other offering materials may be directed to the Information Agent at its address and telephone number set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                          GEORGESON [LOGO] SHAREHOLDER

                   GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                           17 State Street, 10th Floor
                            New York, New York 10004

                        Banks and Brokers: (212) 440-9800
                    All Others Call Toll Free: (800) 223-2064


                      THE DEALER MANAGER FOR THE OFFER IS:

                        GEORGESON SHAREHOLDER SECURITIES

                  GEORGESON SHAREHOLDER SECURITIES CORPORATION
                           17 STATE STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10004

                        Banks and Brokers: (212) 440-9800
                    All Others Call Toll Free: (800) 445-1790

                                 MARCH 21, 2002